PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-176634

11,160,040 Ordinary Shares underlying Warrants

SEARCHMEDIA HOLDINGS LIMITED

This prospectus supplement, dated December 5, 2012 (the “Supplement”), filed by SearchMedia Holdings Limited (the “Company,” “SearchMedia,” “we,” “us” or “our”), supplements certain information contained in the Company’s prospectus (the “Prospectus”), which forms a part of the Company’s Registration Statement on Form F-3 (Registration No. 333-176634) (the “Registration Statement”). This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the registration of 11,160,040 ordinary shares of the Company issuable upon the exercise of outstanding warrants, which includes ordinary shares issuable upon the exercise of Public Warrants, Insider Warrants, and Underwriter Warrants (each as defined in the Prospectus).

The Company is providing holders of its Public Warrants, Insider Warrants, and Underwriter Warrants (each as defined in the Prospectus, and collectively, the “Warrants”) the opportunity to exercise up to one-third of the Warrants held by them at a reduced exercise price and to extend the term and reduce the exercise price of certain of their remaining Warrants that are not exercised.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia proposes to reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning on December 5, 2012. From December 5, 2012 until 5:00 p.m. Eastern Time on December 26, 2012, a Warrant holder may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants.

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the factors described under the caption “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2012

By way of example, if you hold Public Warrants covering 300 ordinary shares, beginning on December 5, 2012 through 5:00 p.m. Eastern Time on December 26, 2012 (the “offer period”), you may exercise 100 of those Warrants to purchase 100 ordinary shares (that is, one-third of the Warrants you hold) at a reduced exercise price of $1.25 per share. The aggregate exercise price for the 100 ordinary shares covered by those Warrants would be $125. As soon as practicable after December 26, 2012, we will issue you 100 ordinary shares under the Registration Statement, assuming you have not withdrawn your exercised Warrants. At the expiration date of your remaining 200 warrants, we will extend the expiration date and reduce the exercise price for your remaining 200 warrants (an amount equal to two times the number of warrants exercised). From December 26, 2012 until February 19, 2013, the remaining 200 Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the remaining 200 Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS.”

Generally, when a participating holder exercises the maximum one-third of the Warrants held by them, the calculated number of Extended Warrants would equal two times the number of Warrants exercised; however, in limited situations where the participating holder exercises the maximum number of Warrants eligible to be exercised, the Company will direct the transfer agent to extend the expiration date and reduce the exercise price on any fractional Warrants resulting from the maximum exercise such that the participating holder continues to hold the equivalent number of securities (ordinary shares and warrants) before and after the offer period.

By way of example, if you hold 100 Public Warrants and you exercise the one-third maximum of your warrants by submitting the aggregate exercise price of $41.25 to exercise 33 of those 100 warrants, you will receive 33 ordinary shares. In this situation, since the holder has exercised the maximum number of warrants available to be exercised, we will round the number of Extended Warrants up from the calculated 66 warrants (two times the number of warrants exercised) to 67 warrants to account for the total number of warrants held by the participating holder before the offer.

As of November 30, 2012, there are 8,265,040 Public Warrants outstanding, 2,395,000 Insider Warrants outstanding, and 500,000 Underwriter Warrants outstanding. As of November 30, 2012, there are 28,504,264 ordinary shares of SearchMedia outstanding.

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline. Materials describing the exercise price reduction and procedures for holders to exercise their Warrants have been filed with the SEC, are incorporated herein by reference and were mailed to Warrant holders of record on December 5, 2012. You should read these materials and the Company’s Registration Statement, including the Prospectus and this Prospectus Supplement, which relates to the exercise of the Warrants and the issuance of the ordinary shares underlying the Warrants, before you make any decision to exercise your Warrants.

The temporary exercise price of $1.25 per share for Public Warrants and Insider Warrants and $1.46 per share for Underwriter Warrants will be available beginning December 5, 2012 until December 26, 2012. Your decision to participate by exercising your Warrants at the reduced exercise price is voluntary, and there is no penalty for electing not to participate. If you choose not to participate, your Warrants will continue to trade on the NYSE MKT, will remain outstanding according to their existing terms and conditions, and will expire on February 19, 2013.

Upon the exercise of any of the Warrants, we will receive as proceeds the aggregate exercise price of the Warrants exercised. We currently intend to use any such proceeds for general corporate purposes.

Our ordinary shares are traded on the NYSE MKT under the symbol “IDI.” On December 4, 2012, the last sales price of our ordinary shares as quoted on the NYSE MKT was US $1.16 per share.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Registration Statement with the SEC to register the ordinary shares underlying the Warrants, as described herein. This Prospectus Supplement and the underlying Prospectus, which form a part of the

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Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information about us and our securities, you should refer to the Registration Statement. You may read and, for a fee, copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Rooms. Our SEC and other public filings will also be available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov.

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